Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
RANDGOLD RESOURCES ANNOUNCES GLOBAL OFFER OF 5,000,000 NEW SHARES
London, United Kingdom, 27 July, 2009 — Randgold Resources announced today that it is commencing a global offering of 5,000,000 new ordinary shares (the “Global Offer”) in the form of ordinary shares or American Depositary Shares (the “New Shares”). Each American Depositary Share represents one ordinary share of the Company.
HSBC Bank plc is acting as the financial advisor, sole global coordinator, joint bookrunner and joint underwriter in connection with the Global Offer. Merrill Lynch International is acting as the joint bookrunner and joint underwriter for the Global Offer.
The Company expects to use the net proceeds from the Global Offer to fund the feasibility studies for its Gounkoto and Massawa projects, to develop the Gounkoto and Massawa projects following approval by its board, and for other organic and corporate opportunities, including possible acquisitions. In addition, if the Company enters into a definitive agreement to acquire Moto Goldmines Limited and closes the transaction, some of the net proceeds of the Global Offer could be used to fund the development of Moto’s gold project in the Democratic Republic of the Congo.
Randgold Resources is a gold mining and exploration business, the activities of which are focused on West and East Africa, including mining operations at the Loulo and Morila mines in Mali. Current projects include the development stage Tongon project in Côte d’Ivoire, the prefeasibility study stage Massawa project in Senegal and scoping study stage Gounkoto project in Mali. The Company also has exploration programs in Mali, Côte d’Ivoire, Burkina Faso, Ghana, Senegal and Tanzania.
Randgold Resources’ ordinary shares are listed on the London Stock Exchange under the ticker “RRS” and its American Depositary Shares are listed on the Nasdaq Global Select Market under the ticker “GOLD”.
The New Shares are being offered in the United States pursuant to an effective automatic shelf registration statement filed with the Securities and Exchange Commission and in other jurisdictions where such offer would be lawful. Copies of the preliminary prospectus relating to the offering may be obtained from HSBC Securities (USA) Inc., 452 Fifth Avenue, New York, NY 10018.
This press release shall not constitute an offer to sell, or a solicitation of any offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.
ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and Tongon and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2008 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 15 May 2009 and other filings made with the SEC. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.
This announcement is only addressed to and directed at persons in member states of the European Economic Area (“EEA”) who are “qualified investors” (“Qualified Investors”) within the meaning of Article 2(1)(e) of the EU Prospectus Directive (Directive 2003/71/EC) (the “Prospectus Directive”). Any person in the EEA who acquires any securities in the Global Offer or to whom any offer of securities is made will be deemed to have acknowledged and agreed that they are such a Qualified Investor. In the United Kingdom, this announcement is directed at persons whose ordinary activities involve them in acquiring, holding, managing and disposing of investments (as principal or agent) for the purposes of their business and who have professional experience in matters relating to investments and who fall within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or are persons who fall within Article 49(2)(a) to (d) (“high net worth companies, unincorporated association, etc.”) of the Order or to whom it may otherwise lawfully be communicated